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April 22, 2022

BY EDGAR

Ms. Isabel Rivera
Ms. Pam Long
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Sky Harbour Group Corporation
Registration Statement on Form S-1
Filed March 28, 2022
File No. 333-263905

Dear Ms. Rivera and Ms. Long,

This letter (this “Response Letter”) is submitted on behalf of Sky Harbour Group Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 15, 2022 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, which was submitted by the Company to the Commission on March 28, 2022 (the “Registration Statement”).  The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.	For each of the selling securityholder's shares and warrants being registered for resale, please disclose the price that the selling securityholder paid for such securities.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on the Cover page of Amendment No. 1 to include the price that the Selling Securityholder paid for the Private Placement Warrants. The Selling Securityholder paid $1.00 per Private Placement Warrant.

2.
Disclose the exercise price of the warrants compared to the market price of the underlying security. Please disclose the likelihood that warrant holders will not exercise their warrants if the warrants are out of the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund its operations on a prospective basis with current cash on hand.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and pages 5, 21-22, 27 and 62 of Amendment No. 1 to include the exercise price of the Warrants compared to the market price of the underlying security and the likelihood that the warrantholders will not exercise the Warrants if the Warrants are out of the money. On page 62 of Amendment No. 1, the Company has revised its disclosure to include the impact of its liquidity in the event that the warrantholders do not exercise their warrants and the Company’s ability to fund its operations on a prospective basis with current cash on hand.

3.
We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that the shares being registered for resale are first issuable to the selling securityholder upon exercise of the private warrants for $11.50 per share, which has at times been considerably below the market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and page 21 of Amendment No. 1 to highlight the impact of the sales of the shares of Class A Common Stock underlying the Warrants, which constitute a considerable percentage of the Company’s public float, that are being issued pursuant to the Registration Statement.

Risk Factors, page 4

4.
Please include an additional risk factor highlighting the negative pressure potential sales of securities pursuant to this registration statement could have on the public trading price of the Class A common stock and warrants. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares or warrants currently represent of the total number of shares or warrants outstanding. Also disclose that even if the current trading price was at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their securities than the public investors.

Response to Comment No. 4

In response to the Staff’s comment, the Company has included an additional risk factor beginning on page 21 of Amendment No. 1 highlighting the negative pressure potential sales of securities pursuant to the Registration Statement could have on the public trading price of the Class A Common Stock and Warrants.

The Company respectfully advises the Staff that the Registration Statement is not registering the resale of the shares of Class A Common Stock purchased by the Sponsor at the time of the closing of the Business Combination in respect of its Class B Common Stock purchased prior to the initial public offering of YAC. These founder shares were purchased at a nominal price per share of $0.00735 and will be registered for resale pursuant to a separate registration statement to be filed by the Company in the future. The price paid for such shares is clearly well below the $10.00 per unit the public investors paid in the initial public offering of YAC, but, as noted above, those shares are not being registered pursuant to the Registration Statement. The Company advises the Staff that it will include relevant disclosure regarding the nominal price paid for such shares in the relevant registration statement.

The Registration Statement is registering the resale of the Private Placement Warrants by the Selling Securityholder and the issuance underlying shares of Class A Common Stock. Since the Selling Securityholder purchased the Private Placement Warrants at a price of $1.00 per each warrant with an exercise price of $11.50, the Selling Securityholder does not have an incentive to sell its Private Placement Warrants or the shares of Class A Common Stock underlying such warrants unless the market prices of the Warrants and Class A Common Stock exceed $1.00 or $11.50, respectively. In the initial public offering of YAC, the public investors purchased units, which consisted of one share of Class A Common Stock and one-half of one redeemable Warrant, at a price of $10.00 per unit. Each share of Class A Common Stock in each unit was redeemable at a price of $10.00 in connection with the Business Combination. As the Staff notes, the Company had a high rate of redemptions in connection with the Business Combination. However, even if a stockholder redeemed a share of Class A Common Stock, it retained ownership of the Public Warrant included in the unit initially purchased for no cost. It is difficult to compare the price that the Selling Securityholder paid for the Private Placement Warrants to the price that the public investors paid for the Public Warrants since the holders of the Public Warrants purchased the Public Warrants as part of a unit and had the ability to receive the full amount of their investment back in connection with a redemption while maintaining ownership of a Public Warrant. As a result, the Company advises the Staff that it has not added disclosure to Amendment No. 1 to disclose that the purchase price for the Private Placement Warrants is below the purchase price of the Public Warrants.

Incorporation by Reference, page 47

5.
We note that you have incorporated by reference certain prior filings and all subsequent filings made under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made after the initial filing date of the registration statement and prior to effectiveness of the registration statement. Please provide your analysis that you are eligible to incorporate by reference under General Instruction VII to Form S-1, or revise your filing accordingly.

Response to Comment No. 5

In response to the Staff’s comment, the Company has removed the section titled, “Incorporation by Reference,” in Amendment No. 1 and included the disclosures and financial statements that were previously incorporated by reference.

General

6.
In addition to the more specific risk factor comment above, please revise your prospectus where appropriate to disclose the price that the selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholder acquired its shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading prices. Please also disclose the potential profit the selling securityholders will earn based on the current trading prices.

Response to Comment No. 6

In response to the Staff’s comment, the Company has included disclosure on pages 21-22 of Amendment No. 1 to disclose (i) the price that the selling securityholder paid for the Private Placement Warrants and the exercise price of such warrants and (ii) the difference between those prices and the market prices of the Public Warrants and the Class A Common Stock and the price of the units that the public securityholders purchased in the initial public offering of YAC.

As discussed in the Company’s response to Comment No. 4, the Company respectfully notes that it is difficult to compare the price that the Selling Securityholder paid for the Private Placement Warrants to the price that the public investors paid for the Public Warrants. As a result, the Company advises the Staff that it did not add a disclosure to Amendment No. 1 to disclose that the Selling Securityholder may experience a different rate of return than the public securityholders.

7.
In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from warrant exercises because of the potential disparity between the exercise price and the trading price of the Class A common stock, which you note has been subject to significant volatility, please include a discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised included disclosure on page 62 of Amendment No. 1 to disclose a discussion of capital resources to address any changes in the Company’s liquidity position since the business combination and the potential effect of this offering on the Company’s ability to raise additional capital.

8.
In addition to disclosures requested in other specific comments above, please include a discussion that reflects the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock and warrants. Your discussion should highlight the fact that Boston Omaha Corporation, a beneficial owner of over 80% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response to Comment No. 8

The Company respectfully advises the Staff, as disclosed in Amendment No. 1, it has included a discussion on the Cover page, pages 21-22, 28 and 62 of Amendment No. 1 reflecting the fact that this offering involves the potential sale of a substantial portion of shares of Class A Common Stock for resale, along with a discussion of how such sales could impact the market price of the shares of Class A Common Stock and Warrants.

*  *  *  *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at JOwen@mofo.com or (212) 468-8036.

Sincerely,

/s/ John T. Owen
John T. Owen

Cc:	Tal Keinan, Chair and Chief Executive Officer
Alex Saltzman, Chief Operating Officer
Francisco Gonzalez, Chief Financial Officer
Michael W. Schmitt, Chief Accounting Officer
Gerald Adler, Interim General Counsel and Corporate Secretary
Sky Harbour Group Corporation
R. John Hensley
Morrison & Foerster LLP